                                                    424(b)(5) Registration
                                                    Statement #33-49967
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 18, 1993)

                                  $450,000,000

                      SOUTHWESTERN BELL TELEPHONE COMPANY

                                  $150,000,000
                              6.25% NOTES DUE 2002
                                  $300,000,000
                           7.20% DEBENTURES DUE 2026
                                ---------------

    Interest on the 6.25% Notes due October 15, 2002 (the "2002 Notes") and the 7.20% Debentures due October 15, 2026 (the "2026 Debentures") (collectively, the "Securities") is payable on April 15 and October 15 of each year, commencing April 15, 1996. The 2002 Notes are not redeemable prior to maturity. The 2026 Debentures are not redeemable prior to October 15, 2005, and on and after such date will be redeemable at the option of Southwestern Bell Telephone Company (the "Telephone Company"), as a whole or in part, on at least 30 days notice. See "Description of the Securities" herein. The Securities will be issued only in registered, book-entry form in denominations of $1,000 and integral multiples thereof. Settlement for the Securities will be made in immediately available funds. The Securities will trade in The Depository Trust Company's Same-Day Funds Settlement System until maturity and secondary market trading activity in the Securities will therefore settle in immediately available funds. See "Description of the Securities -- Book-Entry System."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
   EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION NOR  HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
        COMMISSION   PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF
             THIS  PROSPECTUS  SUPPLEMENT  OR  THE  PROSPECTUS   TO
                 WHICH   IT  RELATES.   ANY  REPRESENTATION  TO
                    THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.

                                                                           PROCEEDS TO THE
                                        PRICE TO         UNDERWRITING         TELEPHONE
                                       PUBLIC (1)          DISCOUNT        COMPANY (1)(2)
Per 2002 Note.....................       99.91%               .6%              99.31%
Total.............................    $149,865,000         $900,000         $148,965,000
Per 2026 Debenture................       99.875%             .875%               99%
Total.............................    $299,625,000        $2,625,000        $297,000,000

(1) Plus accrued interest from October 15, 1995 to date of delivery.

(2) Before deducting estimated expenses of $160,000 payable by the Telephone Company.
                            ------------------------

    The Securities are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Securities will be made through the facilities of The Depository Trust Company on or about October 26, 1995.
                            ------------------------

MERRILL LYNCH & CO.
           BEAR, STEARNS & CO. INC.
                    GOLDMAN, SACHS & CO.
                                MORGAN STANLEY & CO.
                                       INCORPORATED
                                                            SALOMON BROTHERS INC
                               ------------------

          The date of this Prospectus Supplement is October 18, 1995.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             THE TELEPHONE COMPANY

    The Telephone Company was incorporated in 1882 under the laws of the State of Missouri. The Telephone Company's principal services include local services, network access and long distance services which are provided in the states of Arkansas, Kansas, Missouri, Oklahoma and Texas. The Telephone Company is a wholly-owned subsidiary of SBC Communications Inc. ("Corporation"), formerly known as Southwestern Bell Corporation, which was incorporated in 1983 under the laws of the State of Delaware. The Telephone Company was a wholly-owned subsidiary of AT&T Corp. ("AT&T") until January 1, 1984, when it was divested by AT&T pursuant to a court-ordered reorganization of the Bell System ("divestiture"). AT&T accomplished the divestiture by contributing its 100 percent interest in the Telephone Company to the Corporation and then distributing its ownership in the Corporation to its shareholders effective January 1, 1984.

    The Telephone Company's principal executive offices are located at One Bell Center, St. Louis, Missouri 63101-3099 (telephone 314-235-9800).

                                USE OF PROCEEDS

    The Telephone Company intends to use the net proceeds to the Telephone Company from the sale of the Securities, together with the proceeds from the sale of other long- and short-term debt and internally generated funds, to repay the Telephone Company's 8.25% Debentures due March 1, 2014 and 8.25% Debentures due April 1, 2017, at an aggregate redemption price of approximately $465,040,000, and for other general corporate purposes.

                              RECENT DEVELOPMENTS

    On October 18, 1995, the Telephone Company announced the following results of operations for the three and nine months ended September 30, 1995:

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30,          SEPTEMBER 30,
                                                       ---------------------  ---------------------
                                                          1995       1994        1995       1994
                                                       ----------  ---------  ----------  ---------
                                                                  (DOLLARS IN MILLIONS)
                                                                       (UNAUDITED)
Operating revenues...................................  $  2,240.4  $ 2,101.0  $  6,593.6  $ 6,202.4
Operating expenses...................................  $  1,678.6  $ 1,600.2  $  4,920.6  $ 4,684.1
Income before extraordinary loss.....................  $    305.5  $   278.5  $    912.8  $   833.1
Extraordinary loss from discontinuance of regulatory
 accounting, net of tax..............................  $ (2,819.3)    --      $ (2,819.3)    --
Net income (loss)....................................  $ (2,513.8) $   278.5  $ (1,906.5) $   833.1

    On September 29, 1995, the Corporation announced that the Telephone Company was discontinuing the use of Statement of Financial Accounting Standards No. 71, which outlines accounting standards required for public utilities and certain other regulated companies. The change resulted in a non-cash, extraordinary charge to net income of $2.8 billion in the third quarter of 1995. This charge primarily represents an adjustment to the book value of telephone plant through an increase in accumulated depreciation. This increase reflects the effect of adopting asset lives which are shorter than those set by regulators and which more closely reflect the economic and technological lives of the plant.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of the Telephone Company for the periods indicated:

     SIX MONTHS
       ENDED
      JUNE 30,                       YEAR ENDED DECEMBER 31,
--------------------  -----------------------------------------------------
  1995       1994       1994       1993       1992       1991       1990
---------  ---------  ---------  ---------  ---------  ---------  ---------
     6.09       5.42       5.14       4.49       4.04       3.69       3.81

    For the purpose of calculating this ratio, earnings consist of income before income taxes, extraordinary loss, cumulative effect of changes in accounting principles and fixed charges. Fixed charges include interest on indebtedness and one-third of rental expense (the portion of rentals representative of the interest factor).

                         DESCRIPTION OF THE SECURITIES

    The following description of the particular terms of the Securities offered hereby (referred to in the Prospectus as the "Debt Securities") supplements and, to the extent inconsistent therewith, replaces, insofar as such description relates to the Securities, the description of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

    The 2002 Notes will be limited to $150,000,000 aggregate principal amount and will mature on October 15, 2002. The 2026 Debentures will be limited to $300,000,000 aggregate principal amount and will mature on October 15, 2026. The Securities will bear interest at the rates per annum shown on the cover page of this Prospectus Supplement payable on April 15 and October 15 of each year, commencing April 15, 1996, to the person in whose name the Securities were registered at the close of business on the preceding April 1 and October 1, respectively.

    The 2002 Notes are not redeemable prior to maturity.

    The 2026 Debentures are not redeemable prior to October 15, 2005. On or after October 15, 2005 and prior to maturity, the Telephone Company, at its option, may redeem all or from time to time any part of the 2026 Debentures upon not less than 30 days but not more than 60 days notice at the following redemption prices (expressed as a percentage of the principal amount) during the 12-month periods beginning October 15:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2005.............................................................................    103.5375%
2006.............................................................................    103.1838
2007.............................................................................    102.8300
2008.............................................................................    102.4763
2009.............................................................................    102.1225
2010.............................................................................    101.7688
2011.............................................................................    101.4150
2012.............................................................................    101.0613
2013.............................................................................    100.7075
2014.............................................................................    100.3538

and thereafter at 100% of the principal amount thereof, in each case together with accrued interest to the redemption date.

BOOK-ENTRY SYSTEM

    Upon issuance, the 2002 Notes and the 2026 Debentures each will be represented by one or more global securities (the "Book-Entry Securities"). Each global security representing Book-Entry Securities will be deposited with, or on behalf of, The Depository Trust Company, as Depository (the "Depository"), and registered in the name of a nominee of the Depository. Book-Entry Securities will not be exchangeable at the option of the Holder for certificated Securities and, except under the circumstances described in the Prospectus under "Description of Debt Securities--Book-Entry Securities", will not otherwise be issuable in definitive form.

    The Depository has advised the Telephone Company and the Underwriters as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    A further description of the Depository's procedures with respect to global securities representing Book-Entry Securities is set forth in the Prospectus under "Description of Debt Securities--Book-Entry Securities".

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Securities will be made in immediately available funds. So long as the Securities are represented by global securities, all payments of principal and interest thereon will be made by the Telephone Company in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. So long as the Securities are represented by global securities registered in the name of the Depository or its nominee and its procedures so permit, the Securities will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading activity in the Securities will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Securities.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Telephone Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Securities set forth opposite its name below:

                                                                        2002 NOTES     2026 DEBENTURES
             UNDERWRITERS                                            PRINCIPAL AMOUNT  PRINCIPAL AMOUNT
-------------------------------------------------------------------  ----------------  ----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..................                              $   30,000,000    $   60,000,000
Bear, Stearns & Co. Inc............................................       30,000,000        60,000,000
Goldman, Sachs & Co................................................       30,000,000        60,000,000
Morgan Stanley & Co. Incorporated..................................       30,000,000        60,000,000
Salomon Brothers Inc...............................................       30,000,000        60,000,000
                                                                     ----------------  ----------------
          Total....................................................   $  150,000,000    $  300,000,000
                                                                     ----------------  ----------------
                                                                     ----------------  ----------------

    Under  the  terms  and  conditions   of  the  Underwriting  Agreement,   the
Underwriters are committed to take and pay for all of the Securities, if any are taken.

    The Underwriters propose to offer the Securities in part directly to retail purchasers at the public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices less a concession of .35% of the principal amount of the 2002 Notes and .5% of the principal amount of the 2026 Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .25% of the principal amount of each of the 2002 Notes and 2026 Debentures to certain brokers and dealers. After the Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Securities are a new issue of securities with no established trading market. The Telephone Company has been advised by the Underwriters that they intend to make a market in the Securities but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities.

    The Telephone Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    From time to time, each of the Underwriters has provided various investment banking services to the Telephone Company and/or its parent, SBC Communications Inc., and its subsidiaries and affiliates.

                             VALIDITY OF SECURITIES

    The validity of the Securities offered hereby will be passed upon for the Telephone Company by Mr. T. Michael Payne, Vice President and Associate General Counsel of the Telephone Company, and for any underwriters, dealers or agents by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to matters of Missouri law on the opinion of Mr. T. Michael Payne. As of August 31, 1995, Mr. Payne owned 13,108 shares of SBC Communications Inc. stock and options to purchase 75,799 shares of such stock. Sullivan & Cromwell from time to time performs legal services for SBC Communications Inc.

                                    EXPERTS

    The financial statements and financial statement schedules of Southwestern Bell Telephone Company appearing in the Telephone Company's Annual Report (Form 10-K) for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TELEPHONE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE TELEPHONE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                              -------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
                  PROSPECTUS SUPPLEMENT
The Telephone Company..........................        S-2
Use of Proceeds................................        S-2
Recent Developments............................        S-2
Ratio of Earnings to Fixed Charges.............        S-3
Description of the Securities..................        S-3
Underwriting...................................        S-4
Validity of Securities.........................        S-5
Experts........................................        S-5
                        PROSPECTUS
Available Information..........................          2
Incorporation of Documents by Reference........          2
The Telephone Company..........................          3
Use of Proceeds................................          3
Ratio of Earnings to Fixed Charges.............          3
Description of Debt Securities.................          3
Plan of Distribution...........................          9
Validity of Debt Securities....................         10
Experts........................................         10

                                  $450,000,000

                               SOUTHWESTERN BELL
                               TELEPHONE COMPANY

                                  $150,000,000
                              6.25% NOTES DUE 2002
                                  $300,000,000
                           7.20% DEBENTURES DUE 2026

                              -------------------

                             PROSPECTUS SUPPLEMENT

                              -------------------

                              MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.
                              GOLDMAN, SACHS & CO.
                              MORGAN STANLEY & CO.
                                 INCORPORATED

                              SALOMON BROTHERS INC

                                OCTOBER 18, 1995

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------